List of Principal Subsidiaries and Variable Interest Entity

Subsidiaries:	Place of Incorporation
Agora IO, Inc.	Cayman Islands
Network Bridge Inc.	Cayman Islands
Agora.IO Ltd.	United Kingdom
Agora Lab, Inc.	United States
Agora.IO Singapore PTE. Ltd.	Singapore
Agora IO Hongkong Limited	Hong Kong
AKKO NET Limited	Hong Kong
Shanghai Jiyin Network Technology Co., Ltd.	PRC
Dayin Network Technology Co., Ltd.	PRC
Beijing Yizhang Yunfeng Technology Co., Ltd.	PRC

Variable Interest Entity:	Place of Incorporation
Shanghai Zhaoyan Network Technology Co., Ltd.	PRC